EXHIBIT 12

AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIAIRIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in millions except ratio data)

						Twelve	Nine
						Months	Months
	Years Ended December 31,					Ended	Ended
	2006	2007	2008	2009	2010	9/30/2011	9/30/2011
EARNINGS
Income Before Income Tax Expense and Equity Earnings	$1,483	$1,663	$2,015	$1,938	$1,849	$2,419	$2,132
Fixed Charges (as below)	999	1,146	1,240	1,237	1,254	1,229	919
Preferred Security Dividend Requirements of Consolidated Subsidiaries	(4)	(4)	(4)	(4)	(4)	(4)	(2)
Total Earnings	$2,478	$2,805	$3,251	$3,171	$3,099	$3,644	$3,049

FIXED CHARGES
Interest Expense	$729	$838	$957	$973	$999	$972	$723
Credit for Allowance for Borrowed Funds Used During Construction	82	79	75	67	53	55	45
Estimated Interest Element in Lease Rentals	184	225	204	193	198	198	149
Preferred Security Dividend Requirements of Consolidated Subsidiaries	4	4	4	4	4	4	2
Total Fixed Charges	$999	$1,146	$1,240	$1,237	$1,254	$1,229	$919

Ratio of Earnings to Fixed Charges	2.48	2.44	2.62	2.56	2.47	2.96	3.31